# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HST Global, Inc., CIK 0000797564
CUSIP: 40432E202
Title of class of securities: Common
Address of issuer's principal executive offices: 509 OLD GREAT NECK ROAD, SUITE 105, VIRGINIA BEACH, Virginia (VA), 23454
Date of event which requires filing of this statement: 10/31/2025
Filed by CIK 0001812409
Persons authorized to receive notices and communications: Michael Field, 509 Old Great Neck Road, Suite 105, Virginia Beach, Virginia (VA), 23454, 800-961-4750

## Reporting persons
- Field Michael L (CIK 0001812409): type of reporting person: individual (IN); citizenship or place of organization: Virginia (VA); source of funds: personal funds (PF); sole voting power 43,169,014; shared voting power 43,169,014; sole dispositive power 43,169,014; shared dispositive power 43,169,014; aggregate amount beneficially owned 43,169,014 (32.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common
Name of issuer: HST Global, Inc.
Address of issuer's principal executive offices: 509 OLD GREAT NECK ROAD, SUITE 105, VIRGINIA BEACH, Virginia (VA), 23454

## Item 2. Identity and Background
Name of person filing: Michael Field
Residence or business address:
509 Old Great Neck Road
Suite 105
Virginia Beach, VA 23454
Present principal occupation or employment:
President and Interim CFO
HST Global, Inc.
509 Old Great Neck Road
Suite 105
Virginia Beach, VA 23454
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 31, 2025, the Reporting Person acquired 28,169,014 shares of Common Stock of the Issuer for $200,000. Following such acquisition, the Reporting Person beneficially owns an aggregate of 43,169,014 shares of Common Stock. The consideration for the October 31, 2025 acquisition consisted of cash and converting of indebtedness, funded from personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: Investment purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Statement, the Reporting Person beneficially owns 43,169,014 shares of Common Stock. Based on 133,276,560 shares of Common Stock outstanding as of October 31, 2025 as reported by the Issuer, the 43,169,014 shares represent approximately 32.39 % of the outstanding Common Stock. The Reporting Person has sole voting and dispositive power over 43,169,014 shares and shared voting and dispositive power over 0 shares of the company's Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: 43,169,014
Transactions in the class effected during the past sixty days: On October 31, 2025, the Reporting Person acquired 28,169,014 shares of Common Stock of the Issuer for $200,000 pursuant to a private shareholder rights offering. Following such acquisition, the Reporting Person beneficially owns an aggregate of 43,169,014 shares of Common Stock. The consideration for the October 31, 2025 acquisition consisted of cash and converting of indebtedness, funded from personal funds.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- Field Michael L: Michael Field, President and Interim CFO (11/10/2025)